TITAN INTERNATIONAL, INC.

December 14, 2009

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and
September 30, 2009
Definitive Proxy Statement on Schedule 14A filed March 30, 2009
File No. 1-12936

Dear Mr. Decker,

We have received your faxed letter dated December 1, 2009, regarding the review of the above mentioned filings of Titan International, Inc. (the Company).  Please see the attached Exhibit A for the Company’s responses to your letter.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Kent Hackamack at 217-221-4330 or Cheri Holley at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Kent W. Hackamack	/s/ Cheri T. Holley
Kent W. Hackamack	Cheri T. Holley
Vice President of Finance and Treasurer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1

1.
Item 101(a) of Regulation S-K requires a general description of how your business has developed during the last five fiscal years, including, but not limited to, information about the year and form of organization as well as the nature and results of any material merger, consolidation or acquisition of, or by, a registrant or any of its significant subsidiaries.  In future filings, please consider providing a brief narrative of your corporate history in the introductory paragraph of your business disclosure, which should also highlight material business developments (for example we note disclosure about the OTR tire assets of Continental Tire North America, Inc., and The Goodyear North American farm tire asset acquisition).

Response to comment 1:

In future filings, Titan International, Inc. (Titan or the Company) will provide additional information regarding the development of the company.  The business disclosure for the December 31, 2009, Annual Report on Form 10-K would include the following disclosure:

Titan traces its roots to the Electric Wheel Company in Quincy, Illinois, which was founded in 1890.  The Company was incorporated in 1983.  The Company has grown through two major asset acquisitions in recent years.  In 2005, Titan Tire Corporation, a subsidiary of the Company, acquired The Goodyear Tire & Rubber Company’s North American farm tire assets.  In 2006, Titan Tire Corporation of Bryan, a subsidiary of the Company, acquired the off-the-road (OTR) tire assets of Continental Tire North America, Inc.  These asset acquisitions have allowed Titan to achieve higher sales levels and enhance product offering in the Company’s target markets.

2.
On page 3, you identify the U.S. Government as one of your core long-term customers.  If a material portion of your business may be subject to renegotiation of profits or termination of contracts or subcontracts  at the election of the U.S. Government, please revise your disclosure in future filings to include information required to be disclosed in accordance with Item 101(c)(1)(ix) of Regulation S-K, to the extent that such information is material.

Response to comment 2:

The Company has had a long-term relationship with the U.S. Government; however, the U.S. Government is not a material portion of total Titan sales.  In future filings, the Company will remove the U.S. Government from the list of core customers.

Patents, Trademarks, and Royalties, page 7

3.	Please file the license agreement with The Goodyear Tire & Rubber Company as an exhibit with your next annual report.

Response to comment 3:

The reason that the license agreement with The Goodyear Tire & Rubber Company (Goodyear) is not an exhibit is due to the fact that the agreement contains extensive confidential and proprietary information that is not public information.  If the information were to be made public, it would do harm to both Goodyear and the Company.

Research, Development and Engineering, page 7

4.
We note that your disclosure lacks information about the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles.  To the extent material, in future filings please revise your disclosure to comply with Item 101(c)(1)(xi) of Regulation S-K.

Response to comment 4:

The Company disclosed research and development expenses in Note 1 of the Notes to Consolidated Financial Statements in the Company’s 2008 Annual Report on Form 10-K.  In future filings, the Company will also include this information in the Research, Development and Engineering section of Item 1. Business.

Export Sales, page 8

5.
Please note that disclosure provided in the last two paragraphs represents risk factor disclosure which is more appropriate for the risk factor section of your annual report.  Please revise your future filings accordingly.

Response to comment 5:

In future filings, the information pertaining to risk factor disclosure under the Export Sales heading will be moved to the risk factor section of the Company’s Annual Report on Form 10-K.

Item 1a – Risk Factors, page 10

6.
Please note that Item 503(c) of Regulation S-K requires that each risk factor is set forth under a subcaption that adequately describes the risk.  Risk factor disclosure should concisely, but adequately describe currently material risks affecting your business.  For example, it is unclear how changes in government regulations and policies related to farm and ethanol subsidies would affect your business, or what drives the product liability claims and what the extent of such risk may be.  In future filings, please reorganize your risk factor disclosure to include subcaptions and further expand the content of your risk factor disclosure to clearly communicate to the investors how the enumerated risks may affect your business.

Response to comment 6:

In future filings, the Company will reorganize risk factor disclosure to contain subcaptions and include additional risk factor disclosure.  The following is a disclosure example:

•	The Company is exposed to price fluctuations of key commodities.

The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge exposures to commodity market price fluctuations.  Therefore, the Company is exposed to price fluctuations of our key commodities, which consist primarily of steel and rubber.  Although the Company attempts to pass on certain material price increases to its customers, there is no assurance that the Company will be able to do so in the future.  Any increase in the price of steel and rubber that is not passed on to customers could have an adverse material effect on the Company’s results of operations.

•	The Company relies on a limited number of suppliers.

The Company currently relies on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of our products.  The loss of key suppliers or their inability to meet price, quality, quantity and delivery requirements could have a significant adverse impact on the Company’s results of operations.

7.
In future filings, please expand your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility.  Please avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to:

a)
providing qualitative and quantitative information to alert investors about how the market downturn in the construction industry, and the worldwide recession and the economic crisis in general, have affected and may affect your business and financial performance (we note your results of operations for the quarter ended September 30, 2009, which reflected a loss from operations of $(15.8) million, compared to income from operations of $21.3 million for the same period in 2008);

b)
the impact that the extended shut-downs implemented by the company's major customers have had on your operating results, and the likelihood of future interruptions of your production facilities (see disclosure in the second to last paragraph on page 19 of your latest quarterly report);

c)
the effect that the decrease in the fair value of Titan Europe Plc may have on your business considering the recording of a $37.7 million temporary impairment charge at the end of 2008 (we note your disclosure in Note 7, page F-13); and

d)
the effect that the fluctuation of the pension costs may have on your financial position (we note disclosure at the end of page 34 regarding your defined pensions plans being underfunded by $28.7 million).

Response to comment 7:

In future filings, the Company will enhance risk factor disclosure to capture risks that the Company faces due to current market conditions and volatility.  For clarification on item c) above, the 2008 Titan Europe Plc impairment was recorded as an other-than-temporary charge, not a temporary charge.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Agricultural Market Outlook, page 33

8.	Please tell us what consideration have you given to filing the supply agreement with John Deere as an exhibit to the annual report.

Response to comment 8:

The supply contract with John Deere is not filed as an exhibit due to the fact it contains substantial confidential and proprietary information which is not public.  The agreement includes pricing and other matters that if the agreement were to be filed would do great harm to both John Deere and Titan.

Exhibit Index, page 41

General

9.
With respect to all of your material business acquisitions and related arrangements, please file all acquisition and similar agreements as exhibits to your next annual report. See Item 601 (b)(2) of Regulation S-K.  We note, as examples, the acquisition of OTR tire assets from Continental Tire North America, Inc. and The Goodyear North American farm tire asset acquisition.

Response to comment 9:

The asset purchase agreement for The Goodyear North American farm tire asset acquisition was filed as Exhibit 10 to the Company’s Form 10-Q for the quarterly period ended March 31, 2005.  The asset purchase agreement for the acquisition of OTR tire assets from Continental Tire North America, Inc. was filed as Exhibit 10 to the Company’s Form 10-Q for the quarterly period ended September 30, 2006.  The acquisition exhibits are not filed because they contain extensive confidential and proprietary information which is not public information.  The agreement includes information on employees, pricing on products and other matters that if it were filed, it would do great harm to Goodyear, Continental and the Company.

10.	Please file all employment agreements with your named executive officers as exhibits to your next annual report. We note disclosure starting on page 13 of your 2008 definitive proxy statement.

Response to comment 10:

The Company will include these items on the exhibit index of its next annual report.  The Company previously filed these documents as exhibits to the Company’s Form 10-Q for the quarterly period ended June 30, 2006.

11.
It appears that you have not filed the final executed version of the Amended and Restated Credit Agreement dated January 30, 2009 (Exhibit 10.10).  We also note that you have not filed the exhibits and schedules to this agreement.  Please file the complete copy of this agreement with your next periodic report and ensure that you file the final version of all of your material documents and agreements.

Response to comment 11:

The Amended and Restated Credit Agreement dated January 30, 2009, that was filed as an exhibit to the Company’s Current Report on Form 8-K filed on February 2, 2009, was the final executed version of this document.  Filing the schedules and exhibits would do harm to the Company due to the fact they contain confidential information.

Financial Statements

31. Subsidiary Guarantor Financial Information, page F-30

12.
Your December 31, 2008 and 2007 consolidating condensed balance sheets reflect material intercompany receivables and intercompany payables.  Please tell us the nature of your intercompany accounts as presented on pages F-31 and F-32.  Please tell us where you are classifying the changes in intercompany receivables/payables in your consolidating condensed statements of cash flows.  The guidance in paragraphs 18 and 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

Response to comment 12:

The intercompany accounts relate to selling, general & administrative (SG&A) expenses and operating transactions.  The Company maintains SG&A expenses and cash balances at the corporate level.  The Company did not maintain any intercompany notes with any of its subsidiaries at the 2008 year-end.  In accordance with SFAS 95, the changes in intercompany accounts in the consolidating condensed statements of cash flows are included as a component of operating activities as they relate to operating transactions.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

13.	Please address the comments above in your interim filings as well.

Response to comment 13:

The Company will address the comments described above in future interim filings when applicable.

Financial Statements

5.  Investments in Titan Europe PLC, page 7

14.
In Note 7 on page F-l3 of your Form 10·K for the year ended December 31, 2008, you indicated that in January 2009 you purchased additional shares of Titan Europe Plc, resulting in a 23% interest.  You disclosed that due to your higher ownership interest, you would account for your interest in Titan Europe Plc as an equity method investment.  In Note 5 of your third quarter Form 10-Q, you disclosed that the equity method of accounting is not appropriate because of your inability to obtain the needed quarterly financial information from Titan Europe Plc.  You also concluded that your investment in Titan Europe Plc will continue to be accounted for as an available-for-sale security.  Please tell us how you determined that you do not have the ability to exercise significant influence over the operating and financial policies of Titan Europe Plc.  Given that Maurice M. Taylor, Chairman and CEO of Titan International, Inc. is also the Chairman of Titan Europe Plc, please tell us what consideration you gave to ASC 323-10-15-6 in determining whether you have any significant influence over Titan Europe Plc.  Please provide us with a comprehensive analysis.

Response to comment 14:

The Company has provided a comprehensive analysis of its inability to exercise significant influence over Titan Europe Plc to the SEC in separate letter dated December 3, 2009.  A copy of this letter is included with this response as Exhibit B.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Impairment of Goodwill, page 20

15.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and to the extent that goodwill for those reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value;
•
A discussion of the uncertainty associated with the key assumptions.  For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us supplementally with the disclosures you intend to include in future filings.

Response to comment 15:

The Company reviews goodwill to assess recoverability from future operations during the fourth quarter of each annual reporting period, and whenever events and circumstances indicate that the carrying values may not be recoverable.  The goodwill impairment test performed for the fourth quarter of 2008 showed no impairment.  When the goodwill impairment test is performed for the fourth quarter of 2009, the Company will incorporate the suggested comments above.  If the estimated fair value substantially exceeds the carrying value for all reporting units, that information will be disclosed.  If operating results continue to deteriorate, the Company could approach impairment in certain of its reporting units.  If there is no impairment, but the estimated value approximates carrying value, the Company will provide the suggested disclosures as applicable.  If there were to be impairment, the Company would impair the required goodwill per the assessment.  The Company’s goodwill may become impaired based on future cash flow testing.  The disclosures in future filings of the Company will be dependent upon the results of the next review to assess recoverability from future operations, which will be calculated at year-end 2009 to be included in the Company’s next Annual Report on Form 10-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 30, 2009

Compensation Discussion & Analysis, page 11

16.
Your CD&A should provide a more detailed analysis of how the compensation committee made its decisions regarding compensation paid to executives in 2008.  We understand your disclosure that the committee's philosophy is to use its experience and judgment to evaluate and determine the company's executive compensation packages rather than a formula.  However, CD&A should clearly explain how the qualitative items that the committee considered translated in to objective pay determinations.  Please amend your Form 10-K to enhance your discussion significantly and to respond to the specific comments we have below.

Response to comment 16:

The Compensation Committee is made up of Mr. Mitch Quain, Mr. Al Febbo and Mr. Anthony Soave.  All members of the Compensation Committee are on other Corporate Boards.  Mr. Quain is the Chairman and has a long history in the financial markets.  Mr. Al Febbo was formerly the Vice President of Sales and Marketing for General Electric.  Mr. Anthony Soave runs multimillion dollar businesses.  The Committee is continually talking to their own marketplace to compare salaries.  They review our competitors to see what is being paid to other executives in like fields.  They will normally ask the CEO for his feedback.  The Committee takes into account whether or not stock options are given as part of the executives’ performance.   The Committee has not awarded any stock options over the last three years.  The Committee consults with other members of the Board of Directors regarding what is going on in their markets relating to compensation.  An example is that in 2009 all salary employees were asked to take a 5% reduction in their base salary due to the recession.  It had nothing to do with individual performance.  Boards may hire consultants due to the fact they may not have the knowledge or experience of compensation practices of comparable companies.  Our seven member Board has five members that have extensive manufacturing experience and two members that have extensive global financial market experience.  The Compensation Committee looks at competitors, checks what the markets are doing, and discuss among themselves both individual performance as well as the Company performance when making salary adjustments and bonus awards.  The salary adjustment for Mr. Hackamack and Ms. Holley in 2008 primarily related to job performance.

17.
Under the subheading "Objective," you discuss the production of Titan's new super giant radial off-the-road tire, sales for 2008 and stock performance over the past five years.  You have not discussed whether or how the committee considered these items in determining any element of compensation.  We note that these items are not specifically discussed with respect to salary or cash bonus.  Further, it is not clear how these items relate to the objectives of the company's compensation program.  Please clarify what role these items played in the committee's pay determinations for 2008.

Response to comment 17:

The Compensation Committee is made up of Mr. Mitch Quain, Mr. Al Febbo and Mr. Anthony Soave.  All members of the Compensation Committee are on other Corporate Boards.  Mr. Quain is the Chairman and has a long history in the financial markets.  Mr. Al Febbo was formerly the Vice President of Sales and Marketing for General Electric.  Mr. Anthony Soave runs multimillion dollar businesses.  The Committee is continually talking to their own marketplace to compare salaries.  They review our competitors to see what is being paid to other executives in like fields.  They will normally ask the CEO for his feedback.  The Committee takes into account whether or not stock options are given as part of the executives’ performance.   The Committee has not awarded any stock options over the last three years.  The Committee consults with other members of the Board of Directors regarding what is going on in their markets relating to compensation.  An example is that in 2009 all salary employees were asked to take a 5% reduction in their base salary due to the recession.  It had nothing to do with individual performance.  Boards may hire consultants due to the fact they may not have the knowledge or experience of compensation practices of comparable companies.  Our seven member Board has five members that have extensive manufacturing experience and two members that have extensive global financial market experience.  The Compensation Committee looks at competitors, checks what the markets are doing, and discuss among themselves both individual performance as well as the Company performance when making salary adjustments and bonus awards.  The salary adjustment for Mr. Hackamack and Ms. Holley in 2008 primarily related to job performance.

Base Salary, page 12

18.
You disclose that the compensation committee considers, among other factors, the competitive marketplace conditions in setting base salaries for the named executive officers.  Since the committee does not use the services of a compensation consultant, please disclose what type of data the committee reviews and takes into consideration to help it assess the marketplace for executive talent, and how such information influences the committee’s decisions.  Similarly, it is unclear how the committee evaluated “current performance” and whether this was the company’s performance, the executive’s performance, or both in determining the amount of salary paid.  For example, it is unclear why Mr. Hackamack and Ms. Holley received a $15,000 increase in the base salary.

Response to comment 18:

The Compensation Committee is made up of Mr. Mitch Quain, Mr. Al Febbo and Mr. Anthony Soave.  All members of the Compensation Committee are on other Corporate Boards.  Mr. Quain is the Chairman and has a long history in the financial markets.  Mr. Al Febbo was formerly the Vice President of Sales and Marketing for General Electric.  Mr. Anthony Soave runs multimillion dollar businesses.  The Committee is continually talking to their own marketplace to compare salaries.  They review our competitors to see what is being paid to other executives in like fields.  They will normally ask the CEO for his feedback.  The Committee takes into account whether or not stock options are given as part of the executives’ performance.   The Committee has not awarded any stock options over the last three years.  The Committee consults with other members of the Board of Directors regarding what is going on in their markets relating to compensation.  An example is that in 2009 all salary employees were asked to take a 5% reduction in their base salary due to the recession.  It had nothing to do with individual performance.  Boards may hire consultants due to the fact they may not have the knowledge or experience of compensation practices of comparable companies.  Our seven member Board has five members that have extensive manufacturing experience and two members that have extensive global financial market experience.  The Compensation Committee looks at competitors, checks what the markets are doing, and discuss among themselves both individual performance as well as the Company performance when making salary adjustments and bonus awards.  The salary adjustment for Mr. Hackamack and Ms. Holley in 2008 primarily related to job performance.

Cash Bonus, page 12

19.
Your disclosure about how the committee arrived at the bonus amounts for the named executive officers is overly broad and generic and provides no analysis as to the factors considered by the committee in arriving at these payouts.  The disclosure that there is no pre-established plan or formula for determining the bonus amount also appears to be inconsistent with section 3 of each of Mr. Taylor's, Mr. Hackamack's and Ms. Holley's employment agreements, which provides that the bonus will be based on specified criteria and that the Board will establish the bonus and performance standards at the beginning of each year.  In accordance with Item 402(b)(1)(v), Items 402(b)(2)(v) and (vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the amount for each element of compensation is determined, and how the specific items of corporate and individual performance influence the compensation committee's decisions in arriving at specific compensation amounts.  Please provide quantitative and qualitative disclosure of each material factor considered by the compensation committee in setting these bonus amounts, and avoid overly broad and boilerplate disclosure.

Response to comment 19:

There is a contractual process for the bonus in the employment agreement.  However, the Compensation Committee has the flexibility to determine to decide whether the bonus amount should be lower or higher.  It is true, that if the bonus for an executive is less than the contract, the executive could decide if they will accept the lower amount or contest it.  The named executive officers have not contested the Compensation Committee’s decisions regarding employment agreements.  The 2008 bonus for Mr. Taylor was for employment contract extensions, along with Mr. Hackamack and Ms. Holley.

20.
We note that the board requested a two-year extension of Mr. Taylor's employment agreement in 2008 and paid a $375,000 installment on a $750,000 extension bonus in 2008, with the remainder due in 2009.  We note that Mr. Taylor's employment agreement provides for automatic annual extensions of the agreement in the absence of a termination notice having been given by either party.  The agreement does not condition the extensions on extension bonuses.  Therefore, please revise your disclosure to explain how and why you determined to award an extension bonus in the amount paid.

Response to comment 20:

The Chief Executive Officer (Mr. Taylor) informed the Board he would be retiring in 2010.  The Board and the Compensation Committee sought to retain the full-time services of the CEO before he retired from the Company.  As is well documented, the Company is working on several major business opportunities.  In the Board and committee’s business judgment, to lose this individual at this time would severely hamper, if not eliminate, many of these business opportunities.  The Board wanted to insure that Mr. Taylor did not retire in 2010 and the CEO’s contract was extended two years for a negotiated extension bonus of one year of base salary with half paid at the time of contract extension and the other half paid one year later.  An employment contract extension is not an uncommon practice when a company does not want to have their main executive, the CEO, leave the company.

CEO Employment Agreement, page 13

21.
The use of the term “contractual obligation” is unclear with respect to the benefits afforded to the CEO in the event of his retirement.  Please revise to enhance the clarity of your disclosure regarding these contractual arrangements, including CEO's right to "elect his contractual rights" and how the payments under the contractual obligation will be determined.  Please also clarify whether these are the supplemental retirement benefits provided for in section 11 of Mr. Taylor's employment agreement, and describe the material terms of these benefits here or under "Retirement or Voluntary Termination of Employment."  Please also comply with this comment with respect to the other named executive officers' contractual obligations and supplemental retirement benefits (we note similar provisions in section 11 of Mr. Hackamack’s and Ms. Holley’s employment agreements).

Response to comment 21:

The employment agreement states that in the event an executive retires, they are entitled to receive medical, dental, life, and any other benefits that are supplied by the Company.   This is a contractual obligation that survives the agreement.   The executive will pay the amount that is currently being paid by other executives.  If an executive pays $150 a month for these benefit coverages, then the retired executive would pay $150 for the benefit coverages.  The benefits will change if the Company changes the benefits they provide their current executives.

The employment agreement states that in the event an executive retires, they are entitled to receive total payments calculated at this time to be approximately $5 million for Mr. Taylor, approximately $2 million for Mr. Hackamack, and approximately $2 million for Ms. Holley.  The timing of the payments are elected by the executive.

Potential Payments on Change of Control, page 14

22.
Please describe in greater detail the provisions of the agreements you have with each of the named executive officers for payments upon a change of control.  Explain what constitutes a Change of Control for purposes of these agreements, and explain the basis for selecting these events as triggering payment, including the rationale for providing a single trigger for payment.  In this regard, we note that under section 7.3, Mr. Taylor may elect to terminate the agreement and receive change of control benefits upon the occurrence of any of the "change of control" events.  Please also discuss the provisions for the payment of change of control benefits. Please see Item 402(j) of Regulation S-K for additional guidance.

Response to comment 22:

The reason for the Change of Control provision is if the Company is purchased there is a good chance that the current executives would be terminated immediately upon the change of control, which has become very common practice.  The change of control is spelled out in 7.3(i) which is 20% or more of the combined voting power of securities of the company entitled to vote in the election of directors.  7.3(ii) also deals with a change of control which again is when 20% or more of the combined voting power of securities of the company entitled to vote in the election of directors.  The election of the executive to terminate the agreement and receive change of control benefits is to compensate the executive, as in numerous instances the new company will not continue the executive’s employment.  The change of control payments at the election of the executive may be taken in lump sum or the payments may be issued over several years.

Summary Compensation Table, page 15

23.
We note your footnote (a) disclosure regarding the 401(k) matching contributions. We also note "401(k)" disclosure on page F-23 to your consolidated financial statements indicating that the company sponsors four 401(k) retirement savings plans. Please include a brief narrative disclosure about the 401(k) plan in which your named executive officers are participating.

Response to comment 23:

Three of the four of Titan’s 401(k) retirement plans are for collective bargaining agreements.  The fourth 401(k) plan is for all non-bargaining employees and this is the plan in which the executives participate and have participated in from the start of their employment with the Company.  This plan is described in Note 21 of the Notes to Consolidated Financial Statements in the Company’s 2008 Annual Report on Form 10-K.

Related Party Transactions, page 23

24.	In accordance with Item 404(a)(I) of Regulation S-K, please identify the companies and the people related to the CEO, and the basis on which they are related.

Response to comment 24:

The related party is Fred Taylor and is Mr. Maurice Taylor’s brother.  The companies which Fred Taylor is associated with that do business with Titan at arm’s length include the following:  Blackstone OTR, LLC; FBT Enterprises; OTR Wheel Engineering; and Wheel & Rim Supply, Inc.

EXHIBIT B – LETTER TO SEC REGARDING TITAN EUROPE PLC

December 3, 2009

CONFIDENTIAL

By Facsimile and Federal Express
Fax No. 202-772-9251

Mr. Eric West
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. West:

This letter is a follow-up to our letter to the Staff dated April 22, 2009 and our telephone discussion on May 5, 2009.

Request

Titan International, Inc. (“Titan”) requests that the Security Exchange Commission (“SEC”) not object to Titan’s conclusion  that it is appropriate to continue to account for our investment in Titan Europe, Plc (“Europe”) under the cost method (as an available-for-sale security) after considering FIN 35 “Criteria for Applying the Equity Method Accounting for Investments in Common Stock” (ASC 323-10), APB Opinion No. 18 (ASC 323-10) and FAS 115, “Accounting for Certain Investments in Debt and Equity Securities” (ASC 320-10).

Background

Titan is a publicly traded company, listed on the New York Stock Exchange (“NYSE”), which is a leading manufacturer of wheels, tires and assemblies for off-highway vehicles used in the agricultural, earthmoving/construction and consumer markets.  Europe was previously a subsidiary of Titan.  Europe was spun-off by Titan during 2004 on the AIM Exchange, which is part of the London Stock

Office of Chief Accountant
December 3, 2009

Exchange in the United Kingdom (“UK”).  Subsequent to the spin-off transaction in 2004 and 2005 Europe issued additional shares thereby diluting Titan’s investment in Europe to approximately 17%.  Titan accounted for the investment under the cost method (as an available-for-sale security) per FAS 115 (ASC 320-10).

Europe has grown through acquisitions and no longer is competing with Titan as it did in the past in the wheel business because Europe now has over 60% of its business in the track business and Titan has through acquisition grown to over 60% in the tire business. Titan and Europe both service the agriculture, construction and mining industries.  Europe manufactures no tires and Titan manufactures no tracks which products are over 60% their respective businesses.

During 2007 and 2008, Titan made a proposal for an offer of all the common stock of Europe.  The proposed offer price was 200 pence.  These proposed offers were rejected by Europe. The last proposed offer was withdrawn by Titan in the first part of September 2008.  Europe’s high on the Aim exchange was 207 pence with a low of 7.07 pence when the market almost collapsed in 2008.  At year end 2008, Europe’s stock was up to 18.5 pence.  Under the Take Over Rules, if an investor acquires 30% or more shares, that investor must then make an offer to purchase the remaining shares of the company.  In January, Europe’s stock shot up to 35 pence and at that time Titan bought approximately 4.7 million shares which put our percent of investment at 22.9%.  Another Europe investor took his investment over 29% but just under 30% around the time Titan purchased its shares.  Titan would have saved millions of pounds if it had been able to bring its investment to 30% and then instead of offering 200 pence at the end of August 2008, only had to offer 35 pence.  The purchase price of 200 pence would have been $220 million.  In January 2009 the purchase of the stock at 35 pence would have cost $38 million. The difference in purchase price would have been $182 million.  This would have been a tremendous savings for Titan at that time.

Office of Chief Accountant
December 3, 2009

Issue

ABP18, “The Equity Method of Accounting for Investments in Common Stock”, paragraph 17 (ASC 323-10-15-8) provides the following guidance with respect to equity accounting, “In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in absence of evidence to the contrary an investor has the ability to exercise significant influence over the investee.”  In January 2009, Titan’s investment in Europe increased to greater than 20% of the voting stock thereby requiring an analysis to determine if evidence exists that would rebut the presumption that equity accounting is appropriate.

Analysis

Under the 1983 Illinois Business Corporation Act (“BCA”) certain matters are entrusted to directors by statute while others were given to directors by the articles of incorporation and the by-laws of the corporation.  The Model Business Corporation Act (“the Model Act”) was modeled after the Illinois Business Corporation Act of 1933.  Common Law also impacted what responsibilities directors of the corporation must follow.  Titan International, Inc. (“Titan”) is incorporated in the State of Illinois.  Titan is a member of the New York Stock Exchange (“NYSE”).  The Board of Directors of a public corporation must approve certain matters and present them to the shareholders such as amendments to the articles of incorporation, a merger or share exchange, a sale of substantially all of the assets of the corporation.  The Board of Directors of a public corporation are required by the stock exchanges that they follow the exchange’s rules that they are members of as well as the SEC.  It is also true that a majority of shareholders control the policy of the corporation.  This is further shown by the rules of the NYSE and the rules of the SEC.

In 1999, the NYSE started requiring that an Audit Committee have a Charter along with directors who are independent, financially literate, at least one member must have accounting or related financial management expertise.

Office of Chief Accountant
December 3, 2009

After Enron and World Com, the Sarbanes Oxley Act (“SOX”) was enacted in 2002, which put further legislative requirements on public corporations, Directors and Officers.

The NYSE enacted more rules on its members after SOX.  An example is that Section 1, the Listing Process of the NYSE Rules for Listed Companies went from 14 pages to 29 pages;  Section 3, Corporate Responsibility went from 17 pages to 40 pages and Section 7, Listing Applications went from 41 pages to 76 pages. All this regulation left very little policy for Board of Directors such as the Board was required to implement a Business Conduct Policy, Corporate Governance Policy, along with a Corporate Nominating/Governance Board Committee along with a Compensation Committee.  Chief Executive Officer/President and Chief Financial Officer must sign a Certification regarding financials, disclosures of controls and procedures, internal controls and the effectiveness of said controls and any changes in said controls, fraud and significant deficiencies and material weaknesses.  The massive legislation and regulations was to protect the shareholders of public corporations.  NYSE Rules for Listed Members under Section 303A.10 Code of Business Conduct and Ethics requires the members to address “conflict of interests”.  It is unbelievable that there has been so much legislative and regulation as of today that dictates what directors and officers must follow especially for public corporations.  Conflict of interests also comes under the duty of care and duty of loyalty which is required under directors legal fiduciary duties.

Under BCA, it allows directors that have a conflict of interest to be counted towards a quorum but the director cannot vote.  Under full disclosure rules, this is the only possible way to deal with potential or conflicts of interest especially when you have directors that sit on both Boards of Directors.  Titan has seven directors of which six are independent and one is not.  The independent directors are Mike Akers, Bill Billig, Richard Cashin, Al Febbo, Mitch Quain and Anthony Soave.  The interested director is Maurice Taylor who is the Chairman and CEO of Titan. Titan and Europe have three common directors, Mr. Billig, Mr. Taylor and Mr. Akers.  Mr. Taylor and Mr. Billig reside in the United States.  Mr. Akers resides in the UK.

Office of Chief Accountant
December 3, 2009

Under the NYSE rules in 2000 a member must have established certain Corporate Governance Standards under 303.00.  After SOX, the NYSE required all Listed Companies to address certain subjects in the corporate governance guidelines under 303A.09 Corporate Governance Guidelines:

1.	Director qualification standards.
2.	Director responsibilities.
3.	Director access to management and, as necessary and appropriate, independent advisors.
4.	Director Compensation.
5.	Director orientation and continuing education.
6.	Management succession.
7.	Annual performance evaluation of the board.

Section 303A.10 Code of Business Conduct and Ethics of the NYSE rules required that Conflicts of Interest be disclosed.   Section 303A.14 Website Requirement stated that charters of the Audit, Compensation and Nominating/Governance Committees be on the listed company’s website along with their Code of Business Conduct and Corporate Governance Guidelines.

Under the NYSE requirements under 303.00 Corporate Governance Standards, Titan is required to do the guidelines reference above plus Titan had to appoint a Nominating/Governance Committee and a charter for the committee.  Under the Committee, the members must follow the guidelines in recommending a director to the Board.  The Board or shareholders can recommend candidates to the Committee.  Once the Board approves the candidate, they will be put in the proxy or appoint said candidate until he can be presented in the proxy for election.  The shareholders must vote on the candidate at the annual meeting.  Titan has had the majority of its directors since 1994.   Mr. Quain was elected to the Board of Directors in 1999.  Mr. Akers was elected to the Board of Directors in 2007.  The guidelines of the NYSE were followed in the election of Mr. Akers.

Office of Chief Accountant
December 3, 2009

In Europe, the directors have been the same since they joined the AIM exchange in 2004.  They have some guidelines in the Companies Act 1985, 2002, 2004 and 2006 and the AIM exchange for selecting directors.  They have adopted the statutes and so they would need to follow said statutes as well as AIM’s regulations if they were to appoint a director.  Europe has seven directors and is made up of three independent directors and four directors that are not considered independent because they are officers of the company.  Mr. Taylor, Mr. Billig and Mr. Gartside are the independent directors of Europe.  Mr. Akers, Ms. LaManna, Mr. Wicks and Mr. Chesterton are the non-independent directors of Europe.

It was not just the United States that started looking at their public exchanges and making sure that shareholders were protected.  The United Kingdom enacted the Companies Act of 1985 (“CA 1985”) which was 68 pages.  In 2006, the Companies Act 2006 (“CA 2006”) was enacted and was over 1300 pages.  There were Companies Acts in 2002 and 2004 for matters that were not in the Companies Act of 1985.  There are certain sections of the Companies Acts of 1985, 2002 and 2004 that are still effective that may not have been addressed in the Companies Act of 2006.  Europe Plc (“Europe”) has adopted the Companies Act of 1985, 2002, 2004 and 2006.

Under the CA 2006, directors must avoid a conflict of interest even though there may only be a perception of a conflict of interest.  This has been the issue with Mr. Taylor and Mr. Billig.  They have consistently recused themselves from voting on any matter that pertains to Titan and Europe.  Under the CA 2006, it specifically deals with conflict of interest under section 175 which gives an example of “if a director becomes a director of another Company”.  This is exactly what we have between Titan and Europe.  It also states under section 30.3 of the Articles of Association that the director cannot be counted for the quorum or the vote. Therefore under the Articles of Association, Aim Exchange and the CA 2006 requires Europe not allow what is called an “Interested Director” to vote or be counted for quorum when there is a conflict of interest or even just a perception.

Office of Chief Accountant
December 3, 2009

The same sections will be under the Articles of Association of Europe effective October 1, 2009 that have already been adopted by the Company on June 29, 2009.  Under these sections of the Articles of Association, Mr. Taylor and Mr. Billig are not allowed to vote or be counted for a quorum when the topic is Titan.  Both Europe’s attorneys, Financial Advisor and the Nominating Advisor informed both Mr. Taylor and Mr. Billig they could not participate on any matter that dealt with Titan and Europe.

That Mr. Taylor and Mr. Billig had to recuse themselves because there might be a perception of conflict of interest which under the statutes and regulations they could not vote nor be counted for a quorum.  Mr. Taylor, Mr. Billig and Mr. Akers under the BCA, NYSE and SEC have to recuse themselves from voting on any matter regarding Europe.  Since the majority of Europe’s Directors are non-dependent there cannot be any significant influence over Europe by Titan. Titan has no representation being able to vote or be counted for a quorum under The Companies Act 1985, 2002, 2004 and 2006 also under Article of Association of March 4, 2004, June 29, 2009 and June 29, 2009 effective October 1, 2009.

Titan has looked at information that our independent accountants provided regarding FIN 35 issued in May 1981 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock” an interpretation of APB Opinion No. 18 (ASC 323-10), which states that “If there is an indication that an investor owning 20 percent or more of an investee’s voting stock is unable to exercise significant influence over the investee’s operating and financial policies, all the facts and circumstances related to the investment shall be evaluated to determine whether the presumption of ability to exercise significant influence over the investee is overcome.”  Titan has looked at whether it has significant influence over Europe and has come to the conclusion it does not have significant influence over Europe for the following reasons:

Office of Chief Accountant
December 3, 2009

1.
Under the statutes and regulations, which we have addressed above, the common directors are not allowed to share information with the Titan Board if it concerns non-public information regarding Europe.  Nor can Mr. Taylor, Mr. Billig and Mr. Akers share non-public information about Titan to the Europe Board.  The AIM exchange, the NYSE and the SEC under their own regulations require this of the common directors.  The statutes and regulations require, as well as the respective Board of Directors, that the common directors must recuse themselves if the matter before the Titan Board is in regards to Europe and if the matter is before the Europe Board regarding Titan, the common directors must recuse themselves regarding such matters.  If the common directors cannot vote on matters dealing with Titan or Europe how can they have any influence let alone significant influence.  The statutes and regulations that Titan and Europe is bound by rebuts the presumption of significant influence in management’s judgment.

2.
Under the listing requirements for the AIM Exchange, Europe is only required to report results for the first six months of the year (due three months following the end of the six month period) and the annual period (due within nine months following the year end).  In March and April, 2009, Titan made various verbal (by Mr.Hackamack, VP of Finance and Mr.Taylor, CEO) and written requests (by Ms. Holley, General Counsel) of Europe management to provide quarterly financial information, on a timely basis, that is required for Titan to apply the equity method.  Mr. Akers, the CEO of Europe, has responded to Titan management that Europe will not provide any information to Titan that is not otherwise required to be disclosed publicly to Europe’s shareholders.  In addition, Titan has considered whether Titan has any legal recourse through which it could compel Europe to provide the needed financial information.  However, Titan has determined that no legal means are available.

Titan is unable to file any financial information on Europe because Europe has refused to give Titan any financial information that is not public which is required by statute and under the AIM Exchange rules.   The numbers would be required to be in GAAP, which would take a minimum of four to six weeks additional time. Currently, Europe has the audited 2008 financials on their website (titaneurope.com) and the first six months unaudited financials

Office of Chief Accountant
December 3, 2009

of 2009.  If Titan were required to use the equity method we would not be able to have current numbers again at the end of the year 2009.  The yearend financial numbers would not be available until the end of June 2010.  Titan would be in the same place because Europe would not give us the financial documents that would be needed for the equity method.  Therefore as stated above there is no influence over Europe by Titan let alone significant influence.  The statutes and regulations that Titan and Europe are bound by rebuts the presumption of significant influence in management’s judgment.

3.
Titan does not have significant influence over their investment in Europe since they refuse to give us any financial information. The Common directors in the U.S. are not allowed to vote but in Europe they cannot count as to quorum or vote.  Currently, Titan’s investment is 22.9% in Europe, so it is presumed that Titan would have significant influence over Europe and Titan would account for Europe under the equity method. Titan does not have significant influence over Europe because under statutes and regulations that will not allow Titan to vote on any matters relating to Europe nor count for a quorum.  Titan does not have significant influence over Europe’s policy-making processes or financial information because of statutes and regulations.  It may be presumed that Mr. Billig and Mr. Taylor are Titan’s representation on the Board of Directors of Europe, but under the Aim Exchange and Companies Act of 1985, 2002, 2004 and 2006, they cannot vote or be counted towards the quorum on any matter dealing with Titan.  Also, these same regulations require that Board of Directors keep all non-public information confidential even though they may not be able to be counted for a quorum or vote.  In the U.S. Mr. Akers, Mr. Billig and Mr. Taylor are required by the NYSE to recuse themselves from voting on any matter regarding Europe because of the perception of conflict of interest as well as keep all non-public information regarding Titan confidential.  In 2002, Titan was required to develop a Business Conduct Code (“CODE”) which all directors of Titan as well as management and salary employees must sign as required by the NYSE.  This Code includes confidentiality data of the Company information to any unauthorized person or the use of nonpublic Company information.

Office of Chief Accountant
December 3, 2009

Regulation in the United Kingdom through the AIM Exchange and regulation in the United States through the NYSE and SEC do not allow exchange of non-public information by directors.  There are very stiff penalties if these statutes and regulations are violated. Statutes and regulations today did not exist in 1981. It was much easier to have significant influence in 1981 than today because of all the government statutes and regulations in the United Kingdom and the United States.

The statutes and regulations that Titan is bound by rebuts the presumption of significant influence in Management’s judgment since Mr. Taylor and Mr. Billig are not allowed to vote in the US or be counted towards the quorum  nor vote in the UK.

Titan believes that the refusal of Europe to provide Titan with the information needed to apply the equity method is a key indicator that Titan does not have significant influence over Europe.  However, we have considered various other factors as well in our analysis of the appropriate accounting treatment of our investment in Europe.  In performing the analysis, Titan considered the examples of indicators that significant influence does not exist, as outlined in paragraph 4 of FIN 35 (ASC 323-10-15-10), as well as the indicators that significant influence may exist as outlined in paragraph 17 of APB 18 (ASC 323-10-15-8).

4.
Titan and Europe have been named as Defendants in a product liability case.  Titan’s product shows no failure after the incident but Europe’s product allegedly failed.  The Plaintiff is in a vegetated state after the alleged failure.  Titan has reached a settlement with the Plaintiff for $ 37,500 amount.  Europe was asking the Court to void Titan’s settlement with the Plaintiff and keep Titan in the lawsuit with Europe.  All other parties have settled with Plaintiff. Titan has been working on this settlement for over two years.  Plaintiff is asking for millions in damages. The Motion to Void Titan’s Settlement by Europe shows that Titan has no significant influence over Europe at all.  Europe is deliberately trying to put Titan on the hook with them for millions in damages even though Titan has already reached a settlement with the Plaintiff.  Europe argued strenuously in front of the court

Office of Chief Accountant
December 3, 2009

 but the court ruled for Titan.  The case was settled quickly after the court ruling for Titan, Europe settled for $7.6 million. This shows that Titan does not influence Europe because there were millions at stake in this matter.  This matter rebuts the presumption of significant influence in management’s judgment.

5.
Titan only purchased approximately $30,000 of products from Europe out of $1 billion sales in 2008.  Europe purchased approximately $12 million of product from Titan out of approximately $700 million in sales for 2008.  There are no material intercompany transactions; in fact there are no intercompany transactions.  This rebuts the presumption of significant influence in management’s judgment.

6.	Titan and Europe do not exchange managerial personnel. This rebuts the presumptions of significant influence in management’s judgment.

7.
Titan and Europe are not technologically dependent.  The majority of Europe’s business is in tracks for the agricultural, construction and mining business.  Titan’s majority business is in tires in the agricultural, constructions and mining business.  The statutes and regulations that Titan is bound by rebuts the presumption of significant influence in management’s judgment.

8.
Titan’s assets are valued at approximately $590 million.  Titan’s investment cost in Europe is valued at approximately $10 million.  It is not even two percent of Titan’s assets.  This certainly rebuts the presumption of any significant influence in management’s judgment.

9.
If Titan had significant influence over Europe, it certainly should have been able to get Europe to accept the proposed offer of 200 pence when their stock was selling for approximately 160 pence in August 2008, but they refused.   This rebuts the presumption of any significant influence in management’s judgment.

Office of Chief Accountant
December 3, 2009

10.
Titan has one seat on the Board of Directors of Europe as Mr. Taylor is currently the Chairman of the Board of Europe.  With only one of seven Board members, this representation on the Board is not considered to indicate significant influence over the policy making processes and overall operations of Europe.

Permission

Titan International, Inc. requests that the Staff of the SEC not object to Titan’s conclusion, and that it is appropriate to continue to account for its investment in Europe under the cost method (as an available-for-sale security) since they have shown that the presumption of significant influence does not apply in this particular investment at this time.

Conclusion

Titan respectfully request that the SEC agrees that Titan may continue to account for its investment in Europe under the cost method (as an available-for-sale security).  That Titan has met the burden of overcoming the presumption of significant influence and will not be required at this time to use the equity method.

Europe has refused to give Titan any financial information that Titan will need for the equity method and continues to deny Titan the documents needed to be filed with the 10-k for 2009.  Titan is not able to have significant influence over Europe since Titan has no participation in Europe’s policy-making processes.  Europe has opposed Titan in current litigation and could have caused a great deal of harm to Titan.

Titan’s sales are minimal to Europe out of $1 billion in sales.  There are no intercompany transfers.

There is no managerial exchange between Titan and Europe.

There is no technological dependence between Europe and Titan.

Office of Chief Accountant
December 3, 2009

The investment in Europe is less than two percent of Titan’s assets.  Therefore, Titan should continue to account for the investment in Europe under the cost method (as an available-for-sale security).

The common directors are required to recuse themselves on any matter dealing with the other entity, to avoid any influence. There would be no purpose in the statutes and regulations of directors to disclose any perceived or actual conflict of interest if they were allowed to vote.   Statutes and regulations have affected considerably the ability to have significant influence through BCA, NYSE and SEC and the Companies Act 1985, 2002, 2004 and 2009, the AIM exchange and Articles of Cooperation March 1985, June 29, 2009 and June 29, 2009 effective October 1, 2009.  The statutes and regulations that Titan is bound by rebuts the presumption of significant influence in management’s judgment.

Management has discussed our analysis and conclusions regarding the accounting treatment of our investment in Europe with the Audit Committee, which concurs with management’s conclusions.

Management has discussed our analysis and conclusions with our auditors, PricewaterhouseCoopers LLP, including their National Office, who also concur with our conclusions regarding the accounting for our investment in Europe.

Titan hereby requests that the SEC Staff come to the same conclusion as Titan that we have overcome the presumption and may continue to account for our investment in Europe under the cost method (as an available-for-sale security).

Office of Chief Accountant
December 3, 2009

If you have any questions regarding the foregoing or require further information, I can be reached at 217-221-4484 or Titan’s Vice President of Finance, Kent Hackamack can be reached at 217-221-4330.

Sincerely

  /s/ Cheri T. Holley

Cheri T. Holley

Enclosures
Cc:  Corporation Finance
        Ms. Leslie Overton
        Mr. Bo Butters, PWC
        Mr. Kent Hackamack